August 26, 2011

Thomas Conner, Esq.
Sutherland Asbill & Brennan LLP
1275 Pennsylvania Avenue, N.W.
Washington, D.C. 20004-2415

>       RE:     MetLife Investors USA Insurance Company:
>               MetLife Investors USA Separate Account A
>               "Series VA"
>               Initial Registration Statement filed on Form N-4
>               File Nos. 811-03365 and 333-176374

Dear Mr. Conner:

        The staff reviewed the above-referenced initial registration statement, which the Commission received on August 17, 2009, and a revised prospectus, which the Commission received on August 22, 2009. We have given the registration statement a selective review. Based on our review, we have the following comments. Unless indicated otherwise, page references are to the pages in the courtesy copy of the revised prospectus, marked against the May 1, 2011 prospectus for the Series VA contract, File No. 333-54464 ("May 2011 Prospectus"), provided to the staff, and Item references are to the Item numbers set forth in Form N-4.

## GENERAL

1.      Please disclose to the staff whether there are any types of guarantees (*e.g.*, as to any of the company's guarantees under the contract or will the company will be primarily responsible for paying out on any guarantees associated with the contract) or support agreements (*e.g.*, pertaining to capitalization of the company) with third parties.

## PROSPECTUS

2.      Please revise the name of the contract to match that provided as the Class identifier, *i.e.*, current contract identified in prospectus "Series VA" but should be identified as "Series VA 2."

**3.      Index of Special Terms (page 5)**

**a.**      In the "Index of Special Terms" on page 5, a number of terms associated with the GMWB riders were appropriately deleted as this contract offers no such riders. However, please confirm the deletion of the term "contract year" as it still appears to be a term used in connection with this contract, *see, e.g.*, the first sentence under "Annual Withdrawal Amount" on page 43.

**b.**      Special terms should be defined in the text the first time they are used and also defined in the index. Once defined in the text and index, special terms should thereafter be upper cased/italicized whenever they appear in the prospectus.

**4.      Fee Tables and Examples (page 9)**

**a.**      Please revise the fee tables in order to minimize or eliminate the amount of text appearing in the right hand column of the tables where only the value of each applicable charge should be listed.

**b.**      As you have done on pages 10 and 11, please place all footnotes at the bottom of page 9 and use a smaller font for footnote text to better delineate between the tables and footnotes.

**c.**      Please delete the "$0 (First 12 per year)" from the "Transfer Fee" line item as Note 2 properly reflects when a lesser/no charge is applicable.

**d.**      Please revise the "Additional Optional Rider Charges" table on page 11 to make it easier to follow. Such revisions should include the following.

   i.      Despite the duplicity of the fees, please break out each individual GMIB and EDB rider charge.

   ii.      Please include everything after the first sentence in Note 1 in a separate footnote.

   iii.      Given that not all riders are available in all jurisdictions in which the contract is sold, please add additional Notes and/or add parentheticals to identify any applicable restrictions on the availability of each rider.

**e.**      In the "Investment Portfolio Expenses" table beginning on page 13, it is not clear what the "0.00%" value under the "Contractual Expense Subsidy or Deferral" column is suppose to reflect, *i.e.*, it could mean there is no applicable contractual waiver or that even if there is a contractual waiver in place, it has not been triggered because the total annual portfolio expenses are not high enough. Please clarify.

**5.**     Under "Termination for Low Account Value" on page 18, please disclose whether the election of any riders would negate or otherwise impact the company's termination right.

**6.     Allocation of Purchase Payments (page 18)**

   **a.**     Given that this is an initial registration statement, please delete the last sentence (including the reference to Appendix A) of the first paragraph on page 19.

   **b.**     For clarity, in lieu of repeating rider names, please revise the third and fourth paragraphs on page 19 to simply identify what riders are subject to the allocation restrictions described in, respectively, "Investment Allocation Restrictions for the GMIB Max and EDB Max Riders" and "Investment Allocation Restrictions for GMIB Plus IV, EDB III, GMIB Plus III, and EDB II."

   Alternatively, although the purpose of the current disclosure appears to reflect the mandatory bundling of certain death benefit riders with the applicable GMIB rider, the only mention of this requirement prior to this section is in Note 1 to the fee table on page 11. Therefore, please disclose the bundling requirement more clearly here instead of just repeating the name of a rider in tandem with another.

   The same comment applies to the first paragraph under "Investment Allocation Restrictions for the GMIB Max and EDB Max Riders" on page 19 and "Investment Allocation Restrictions for GMIB Plus IV, EDB III, GMIB Plus III, and EDB II" on page 20.

**7.     Investment Allocation Restrictions for GMIB Plus IV, EDB III, GMIB Plus III, and EDB II (page 20)**

   **a.**     As was provided in the last paragraph under "Investment Allocation Restrictions for the GMIB Max and EDB Max Riders" (see first paragraph on page 20), please briefly disclose whether the DCA is available with the election of the GMIB Plus and EDB riders.

   **b.**     In the last paragraph preceding "Rebalancing" on page 21, please make it clear that upon a change of classification, any value an owner has in an investment option before the change will remain and count towards the classification under which the purchase payment was originally made.

**8.     Accumulation Units (page 22)**

   In the last paragraph preceding the Example of this subsection, please clarify that accumulation unit value is determined using prices as of the close of the New York Stock Exchange ("NYSE"), generally 4:00 p.m. Eastern Time. Then explain that purchase payments or transfers into an investment option are credited on the basis of the accumulation unit value next determined after receipt of the purchase payment or transfer request, *i.e.*, make clear that if a purchase payment or transfer request is received after the close of the NYSE that the accumulation unit value will be based on the its value at the close of the next business day. *See* Item 10(c).

Similarly, please revise the second to last sentence of the first full paragraph on page 27 (regarding when transfers take effect).

**9.      Investment Options (page 24)**

Given that this is an initial registration statement, please confirm the accuracy of the second to last sentence of the second paragraph (in bold), which states that some investment portfolios described in the prospectuses may not be available with your contract or indicating they would not be available (*e.g.*, they are only available if certain riders are elected).

**10.      Expenses (page 33)**

**a.**      The last paragraph under "Death Benefit Riders Charges" appearing on page 34 and under "Guaranteed Minimum Income Benefit – Rider Charge" appearing on page 35, both address assessing "a pro rata portion of the rider charge" in the event of a full withdrawal or upon the beginning of receiving annuity payments.

Please expand the paragraph to also include how the charge is applied upon termination of these types of riders as described, for example, on pages 48, 53, and 61.

**b.**      In the paragraph following the chart of withdrawal charges on page 35, please disclose if applicable whether an additional withdrawal charge is imposed on the amount of the withdrawal charge if it is deducted from the remaining account value.

**c.**      The second to last sentence under "State Variations" on page 7 states that the "prospectus describes all the material features of the contract."

Therefore, in lieu of stating, "This rider may not be available in your state" in the second to last sentence under "Nursing Home or Hospital Confinement Rider" and in the second to last sentence in the first paragraph under "Terminal Illness Rider" on page 36, please clearly identify the states where each respective rider is not available.

11.     **Annuity Payments (page 37)**

      **a.**      Under Option 2 and 4 on page 38, please disclose to whom payments will continue to be paid upon the death of, respectively, the annuitant or joint annuitant when annuity payments have been made for less than ten years.

      **b.**      Please disclose the effect that frequency and duration have on the level of annuity payments per Item 8(c).

12.     **Living Benefits – Guaranteed Income Benefits (page 41)**

      **a.**      The second to last paragraph preceding "Facts About Guaranteed Income Benefit Riders" on page 42 is very confusing as to where each rider is and is not offered.

Please simplify the disclosure by identifying each rider individually and where it is not offered, *e.g.*, end of last paragraph preceding "Electing GMIB Max II or GMIB Plus IV" on page 43.

      **b.**      Please reconcile the availability of the GMIB riders described in the two paragraphs cited in comment 12.a.

Please also reconcile the availability of GMIB III cited in the second and third sentences under "The GMIB Annuity Table" on page 42 and the first sentence under "Description of the GMIB III" on page 49.

Please confirm that all other sections of the prospectus addressing the availability of the GMIB riders are consistent.

      **c.**      On page 42, there is a subsection "GMIB and Decedent Contracts" followed by a parenthetical containing a cross-reference to an appendix for GMIB examples. On page 47 of the May 2011 Prospectus, there is a corresponding subsection "GMIB and Decedent Contracts" and a corresponding parenthetical containing a cross-reference to an appendix for GMIB examples.

However, in the May 2011 Prospectus, there is also a subsection called "[GMIB Riders] and Qualified Contracts" that appears between the subsection and parenthetical cited above.

Therefore, please explain to the staff why the disclosure was not also provided here or insert the missing disclosure accordingly.

In addition revise the parenthetical to specifically identify Appendix C for GMIB Max II and GMIB IV examples, *e.g.*, parenthetical preceding "Description of GMIB Plus III" on page 49.

**d.**     It's difficult to distinguish the benefit offered by the Optional Step-Up described at bottom of page 44 and the Calculation of the Income Base described on page 43. Specifically, page 43 and 44 describe the Income Base as the greater of (a) Highest Anniversary Value or (b) the Annual Increase Amount.

Then according to item (1) on page 45, the Optional Step-Up "resets the Annual Increase Amount to the account value on the contract anniversary following receipt of an Optional Step-Up election." However, the last sentence of item (a) under "Income Base" on page 43 describes the Highest Anniversary Value as follows:

> On each contract anniversary prior to the owner's 81st birthday, the ***Highest Anniversary Value*** will be recalculated and set equal to the greater of the ***Highest Anniversary Value*** before the recalculation or the account value on the date of the recalculation.

Thus, it would seem that if the Optional Step-Up was applicable, then by definition the account value that would apply under the Optional Step-Up would have already been taken into account in calculating the Highest Anniversary Value. Please revise or advise.

Please similarly revise or advise with respect to the Optional Step-Up feature of the GMIB Plus III on pages 49 and 50; the EDB Max II and EDB III on pages 57-58, and 60; and the EDB II on pages 62-63, and 64.

**e.**     Under "Annual Increase Rate" on page 44, the prospectus states it is the greatest of (a), (b), or (c). It appears that (a) and (b) could be the same percentage because (b) states it's the amount withdrawn "(up to a maximum of 5.5% [or 4.5% as applicable] of the Annual Increase Amount."

In contrast, (c) appears to allow for a value that could actually exceed (a) until you read the third paragraph following (c), which appears to say if the rates calculated in (b) and (c) exceed those in (a), then you apply the (a) rates. Please clarify.

Please similarly clarify with respect to the Annual Increase Amount feature of the GMIB Plus III on page 50; the EDB Max II and EDB III on page 59; and the EDB II on page 63.

**f.**     Under "Withdrawal Adjustments" on page 44, the formula to adjust withdrawals is broken up into items (a) and (b) where (b) clearly goes to withdrawals not exceeding the Annual Increase Rate x Annual Increase Amount to get the benefit of a dollar-for-dollar adjustment.

Therefore, it appears that (a) must apply to withdrawals that exceed the Annual Increase Rate x Annual Increase Amount where you get a proportional adjustment. If correct, please clarify the existing disclosure, including whether a proportional adjustment would apply to the entire withdrawal at issue or just that portion of the withdrawal that exceeds the Annual Increase Rate x Annual Increase Amount. Also, add risk disclosure indicating the more harmful impact a proportional adjustment would have especially when the account value is less than the Annual Increase Amount.

Please similarly clarify with respect to the Withdrawal Adjustment feature of the GMIB Plus III on page 50.

Please similarly clarify with respect to the Withdrawal Adjustment feature of the EDB Max II and EDB III on page 59, and the EDB II on pages 63. However, for the EDB riders, note that the applicable disclosure appears to lack any disclosure that addresses what happens if conditions (1) thru (3) are not met (*i.e.*, if total partial withdrawals do exceed the Annual Increase Rate x Annual Increase Amount) and presumably face an adjustment other than on dollar-for-dollar basis

**g.**     At the end of "Restrictions on Investment Allocations If the GMIB Max II Rider terminates" on page 46, please clarify whether the "restrictions described above" refer to those applicable when the GMIB Max II is elected or after it has terminated.

The same applies to the last sentence under "Guaranteed Principal Option" appearing on page 47 (GMIB Plus IV) and page 52 (GMIB Plus III).

**h.**     Please highlight the last paragraph on page 47 and the paragraph following the first set of bullet points on page 53.

**i.**     The staff suggests that as to the "Description of GMIB Plus III" beginning on page 49, it would be easier for someone in OR to follow the description of the available GMIB Max II and GMIB Plus III if the disclosure followed the pattern set up under "Description of GMIB Max II and GMIB Plus IV" beginning on page 42. In that disclosure the differences between the two types of GMIB riders are set forth in the beginning and subsequent disclosure applies equally to both types of GMIB riders but includes the differences.

More specifically, it would be clearer if the caption "Description of GMIB Plus III" beginning on page 49 was revised to read "Description of GMIB Max II and GMIB Plus III." The section "Electing GMIB Max II or GMIB Plus III – Oregon" beginning on page 54 could then be inserted in between the first paragraph under the current caption "Description of GMIB Plus III" beginning on page 49 and "Income Base."

Thomas Conner, Esq.
Sutherland Asbill & Brennan LLP
August 26, 2011
Page 8 of 10

It is also suggested that the registrant revise the caption "Electing GMIB Max II or GMIB Plus III – Oregon" and the first sentence of that section to state that the GMIB Plus III is also the only GMIB available in NV.

Finally, the disclosure in the rest of the description of the GMIB Plus III could be revised to reflect the GMIB Max II differences as was done in the "Description of GMIB Max II and GMIB Plus IV" section beginning on page 42.

Without these changes, investors must continuously go back and plug the differences into what he has previously read.

13.    **Death Benefit (page 56)**

**a.**    Please clarify the last bullet point under "Optional Death Benefit – Annual Step-Up" on page 57 to better explain how the account value as of the effective date of the change of owner is applied to subsequently calculate the highest anniversary value.

**b.**    Please confirm whether there should be disclosure added to "Restrictions on Investment Allocations if the EDB Max II Rider Terminates" on page 61 that corresponds to the disclosure added to the end of "Restrictions on Investment Allocations if the GMIB Max II Rider Terminates" on page 46.

**c.**    The staff suggests that with respect to "Optional Death Benefit – Enhanced Death Benefit II" beginning on page 62, the disclosure should track the format of "Optional Death Benefit – EDB Max II and Enhanced Death Benefit III" beginning on page 57 but only with respect to the type of information and the order it is presented.

If this section is geared only to purchasers in NV, then despite the duplicity, such prospective purchasers should get the benefit of a complete description as did prospective purchasers of the EDB Max II and EDB III.

Consequently, a section corresponding to the "Electing EDB Max II or EDB III" on page 58 should also be inserted in between the "EDB II Rider Must Be Elected with GMIB Plus III Rider" and "Description of EDB II" on page 62 but only with respect to the EDB III.

## PART C

**14.**    Please provide any relevant powers of attorney as an exhibit to this filing and note that they should "relate to a specific filing" as required by Rule 483(b) under the Securities Act of 1933.

Please also revise Item 24.b.13. to reflect that the relevant powers of attorney have been "filed herewith" without incorporating by ref to any prior powers of attorney that do not apply to this filing.

## 15. Financial Statements, Exhibits, and Certain Other Information

Any financial statements, exhibits, and any other required disclosure not included in this registration statement must be filed by pre-effective amendment to the registration statement.

## 16. Representations

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the registrant is in possession of all facts relating to the registrant's disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

*******************************************

Responses to these comments should be made in a letter to the staff and in a pre-effective amendment to the registration statement. If you believe that you do not need to change the registration statement in response to a comment, please indicate that in the letter and explain your position.

Although we have completed our initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any amendments to it. After we have resolved all issues, the registrant and its underwriter must both request that the effective date of the registration statement be accelerated.

If you have any questions, you are welcome to call me at (202) 551-6767. Mail or deliveries should include reference to Mail Stop 8629 and should include all nine digits of the following zip code: 20549-8629. My facsimile number is (202) 772-9285.

Sincerely,

Sonny Oh
Senior Counsel
Office of Insurance Products